<u>Exhibit 1</u>

AGREEMENT REGARDING THE JOINT FILING OF SCHEDULE 13G

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the Ordinary shares, nominal value $0.012 per share, of VivoPower International PLC, and further agree that this Agreement be included as an exhibit to such filings.

In evidence whereof, the undersigned have caused this Agreement to be executed on their behalf this 14th day of August 2025.

/s/ Kent C. McCarthy
Kent C. McCarthy

KCM Capital, Inc.

By: */s/ Kent C. McCarthy*
    Name: Kent C. McCarthy
    Title: President

AMC Fund, L.P.

By: KCM Capital, Inc.
its Manager

/s/ Kent C. McCarthy
Name: Kent C. McCarthy
Title: President